SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

21 December 2007

Société Air France and KLM N.V., received a Statement of Objections from the European Commission

As reported previously, société Air France and KLM N.V. have been party to the European Commission’s investigation into allegations of anti-competitive behaviour in the air freight sector in Europe.

Société Air France and KLM N.V. just received a Statement of Objections* from the European Commission. This document contains the European Commission’s preliminary view with respect to the said alleged anticompetitive behaviour in the air freight sector in Europe.

The Statement of Objections follows inspections carried out by the European Commission at the premises of Air France and KLM in 2006. Since the launch of its investigation, the two companies have cooperated with the European Commission in the framework of its investigation.

Société Air France and KLM N.V. will examine the European Commission’s preliminary findings and will respond in due course.

*	A Statement of Objections is a procedural document whereby the European Commission communicates its preliminary view in relation to a possible infringement of EU competition law and allows its addressees to present arguments in response. A Statement of Objections is a preparatory document that does not prejudge the European Commission’s final decision. Any final decision by the European Commission is subject to appeal to the European Courts.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: December 21, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations